UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    or    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited interim consolidated Japanese GAAP financial statements as of and for the six months ended September 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
	Name:	Toru Nakashima
	Title:	Senior Managing Executive Officer Group Chief Financial Officer

Date: December 3, 2021

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021

On November 29, 2021, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2021 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the quarter ended September 30, 2021 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

INTERIM CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2021		September 30, 2021		September 30, 2021
Assets:
Cash and due from banks	*8	¥72,568,875	*8	¥70,940,025	$633,676
Call loans and bills bought		2,553,463		2,760,584	24,659
Receivables under resale agreements		5,565,119		4,686,909	41,866
Receivables under securities borrowing transactions		5,827,448		5,805,985	51,862
Monetary claims bought		4,665,244		4,829,709	43,142
Trading assets	*2,*8	6,609,195	*2, *8	6,493,877	58,007
Money held in trust		309		309	3
Securities	*1, *2, *8, *15	36,549,043	*1, *2, *8, *15	36,278,557	324,060
Loans and bills discounted	*3, *4, *5, *6, *7, *8, *9	85,132,738	*3, *4, *5, *6, *7, *8, *9	85,037,573	759,603
Foreign exchanges	*7	2,173,189	*7	3,299,302	29,471
Lease receivables and investment assets		236,392		228,695	2,043
Other assets	*8	8,590,785	*8	8,476,457	75,716
Tangible fixed assets	*10, *11	1,458,991	*10, *11	1,478,934	13,211
Intangible fixed assets		738,759		744,165	6,647
Net defined benefit asset		565,534		584,177	5,218
Deferred tax assets		29,840		30,062	269
Customers’ liabilities for acceptances and guarantees		9,978,396		10,296,696	91,976
Reserve for possible loan losses		(659,017)		(630,194)	(5,629)

Total assets		¥242,584,308		¥241,341,831	$2,155,800

(Continued)

	Millions of yen				Millions of U.S. dollars
	March 31, 2021		September 30, 2021		September 30, 2021
Liabilities and net assets:
Liabilities:
Deposits	*8	¥142,026,156	*8	¥141,340,182	$1,262,530
Negotiable certificates of deposit		12,570,617		11,962,673	106,857
Call money and bills sold		1,368,515		1,723,491	15,395
Payables under repurchase agreements	*8	15,921,103	*8	14,291,544	127,660
Payables under securities lending transactions	*8	2,421,353	*8	1,813,833	16,202
Commercial paper		1,686,404		2,127,405	19,003
Trading liabilities		5,357,649		4,392,292	39,234
Borrowed money	*8, *12	17,679,690	*8, *12	18,104,699	161,721
Foreign exchanges		1,113,037		1,419,000	12,675
Short-term bonds		585,000		401,000	3,582
Bonds	*13	9,043,031	*13	9,461,894	84,519
Due to trust account	*8, *14	2,321,223	*8, *14	2,543,382	22,719
Other liabilities		7,741,638		8,192,422	73,179
Reserve for employee bonuses		89,522		59,184	529
Reserve for executive bonuses		4,408		—	—
Net defined benefit liability		35,334		35,413	316
Reserve for executive retirement benefits		1,081		965	9
Reserve for point service program		24,655		24,419	218
Reserve for reimbursement of deposits		9,982		7,714	69
Reserve for losses on interest repayment		140,758		121,960	1,089
Reserves under the special laws		3,902		4,083	36
Deferred tax liabilities		532,193		612,212	5,469
Deferred tax liabilities for land revaluation	*10	29,603	*10	29,338	262
Acceptances and guarantees	*8	9,978,396	*8	10,296,696	91,976

Total liabilities		230,685,262		228,965,814	2,045,251

Net assets:
Capital stock		2,341,274		2,341,878	20,919
Capital surplus		693,205		693,614	6,196
Retained earnings		6,492,586		6,809,834	60,829
Treasury stock		(13,698)		(13,409)	(120)

Total stockholders’ equity		9,513,367		9,831,917	87,824

Net unrealized gains (losses) on other securities		2,094,605		2,192,305	19,583
Net deferred gains (losses) on hedges		14,723		(10,828)	(97)
Land revaluation excess	*10	36,251	*10	36,345	325
Foreign currency translation adjustments		40,390		133,014	1,188
Accumulated remeasurements of defined benefit plans		127,080		117,398	1,049

Total accumulated other comprehensive income		2,313,051		2,468,234	22,048

Stock acquisition rights		1,791		1,498	13
Non-controlling interests		70,836		74,365	664

Total net assets		11,899,046		12,376,017	110,550

Total liabilities and net assets		¥242,584,308		¥241,341,831	$2,155,800

INTERIM CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Six months ended September 30	2020		2021		2021
Ordinary income		¥1,949,441		¥1,965,482	$17,557
Interest income		947,734		891,702	7,965
Interest on loans and discounts		699,690		643,762	5,750
Interest and dividends on securities		136,896		165,896	1,482
Trust fees		2,253		2,630	23
Fees and commissions		598,328		668,871	5,975
Trading income		139,797		122,300	1,092
Other operating income		180,705		124,489	1,112
Other income	*1	80,622	*1	155,487	1,389
Ordinary expenses		1,603,146		1,335,454	11,929
Interest expenses		315,673		179,504	1,603
Interest on deposits		89,975		40,751	364
Fees and commissions payments		99,807		113,999	1,018
Trading losses		462		142	1
Other operating expenses		75,502		85,061	760
General and administrative expenses	*2	836,421	*2	875,934	7,824
Other expenses	*3	275,278	*3	80,810	722

Ordinary profit		346,294		630,028	5,628

Extraordinary gains	*4	407	*4	1,413	13
Extraordinary losses	*5, *6	4,767	*5, *6	4,681	42

Income before income taxes		341,934		626,759	5,599

Income taxes-current		87,704		112,720	1,007
Income taxes-deferred		(16,322)		54,679	488

Income taxes		71,381		167,399	1,495

Profit		270,553		459,359	4,103

Profit attributable to non-controlling interests		422		3,291	29

Profit attributable to owners of parent		¥270,130		¥456,068	$4,074

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2020	2021	2021
Profit	¥270,553	¥459,359	$4,103
Other comprehensive income (losses)	420,195	155,541	1,389
Net unrealized gains (losses) on other securities	358,489	97,429	870
Net deferred gains (losses) on hedges	24,261	(25,465)	(227)
Foreign currency translation adjustments	(52,920)	69,274	619
Remeasurements of defined benefit plans	91,672	(9,773)	(87)
Share of other comprehensive income of affiliates	(1,307)	24,075	215

Total comprehensive income	690,749	614,901	5,493

Comprehensive income attributable to owners of parent	688,797	611,157	5,459
Comprehensive income attributable to non-controlling interests	1,951	3,743	33

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2020	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,339,964	¥692,003	¥6,336,311	¥(13,983)	¥9,354,296
Cumulative effects of changes in accounting policies			(41,849)		(41,849)
Restated balance	2,339,964	692,003	6,294,462	(13,983)	9,312,447
Changes in the period
Issuance of new stock	1,309	1,308			2,618
Cash dividends			(136,952)		(136,952)
Profit attributable to owners of parent			270,130		270,130
Purchase of treasury stock				(21)	(21)
Disposal of treasury stock		(50)		311	261
Changes in shareholders’ interest due to transaction with non-controlling interests		(213)			(213)
Reversal of land revaluation excess			(161)		(161)
Transfer from retained earnings to capital surplus		50	(50)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,309	1,095	132,966	290	135,661

Balance at the end of the period	¥2,341,274	¥693,098	¥6,427,428	¥(13,693)	¥9,448,109

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2020	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,371,407	¥82,257	¥36,878	¥(32,839)	¥(92,030)	¥1,365,673
Cumulative effects of changes in accounting policies
Restated balance	1,371,407	82,257	36,878	(32,839)	(92,030)	1,365,673
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	358,565	23,346	177	(54,706)	91,461	418,845

Net changes in the period	358,565	23,346	177	(54,706)	91,461	418,845

Balance at the end of the period	¥1,729,972	¥105,603	¥37,056	¥(87,545)	¥(568)	¥1,784,519

(Continued)
	Millions of yen
Six months ended September 30, 2020	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥2,064	¥62,869	¥10,784,903
Cumulative effects of changes in accounting policies			(41,849)
Restated balance	2,064	62,869	10,743,054
Changes in the period
Issuance of new stock			2,618
Cash dividends			(136,952)
Profit attributable to owners of parent			270,130
Purchase of treasury stock			(21)
Disposal of treasury stock			261
Changes in shareholders’ interest due to transaction with non-controlling interests			(213)
Reversal of land revaluation excess			(161)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(255)	2,365	420,954

Net changes in the period	(255)	2,365	556,616

Balance at the end of the period	¥1,808	¥65,234	¥11,299,671

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2021	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,341,274	¥693,205	¥6,492,586	¥(13,698)	¥9,513,367
Cumulative effects of changes in accounting policies			(8,502)		(8,502)
Restated balance	2,341,274	693,205	6,484,083	(13,698)	9,504,865
Changes in the period
Issuance of new stock	603	603			1,207
Cash dividends			(130,190)		(130,190)
Profit attributable to owners of parent			456,068		456,068
Purchase of treasury stock				(37)	(37)
Disposal of treasury stock		(32)		327	295
Changes in shareholders’ interest due to transaction with non-controlling interests		(195)			(195)
Reversal of land revaluation excess			(94)		(94)
Transfer from retained earnings to capital surplus		32	(32)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	603	408	325,751	289	327,052

Balance at the end of the period	¥2,341,878	¥693,614	¥6,809,834	¥(13,409)	¥9,831,917

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2021	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥2,094,605	¥14,723	¥36,251	¥40,390	¥127,080	¥2,313,051
Cumulative effects of changes in accounting policies
Restated balance	2,094,605	14,723	36,251	40,390	127,080	2,313,051
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	97,699	(25,552)	94	92,624	(9,682)	155,183

Net changes in the period	97,699	(25,552)	94	92,624	(9,682)	155,183

Balance at the end of the period	¥2,192,305	¥(10,828)	¥36,345	¥133,014	¥117,398	¥2,468,234

	Millions of yen
Six months ended September 30, 2021	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥1,791	¥70,836	¥11,899,046
Cumulative effects of changes in accounting policies			(8,502)
Restated balance	1,791	70,836	11,890,544
Changes in the period
Issuance of new stock			1,207
Cash dividends			(130,190)
Profit attributable to owners of parent			456,068
Purchase of treasury stock			(37)
Disposal of treasury stock			295
Changes in shareholders’ interest due to transaction with non-controlling interests			(195)
Reversal of land revaluation excess			(94)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(292)	3,529	158,420

Net changes in the period	(292)	3,529	485,473

Balance at the end of the period	¥1,498	¥74,365	¥12,376,017

(Continued)

	Millions of U.S. dollars
	Stockholders’ equity
Six months ended September 30, 2021	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	$20,914	$6,192	$57,995	$(122)	$84,979
Cumulative effects of changes in accounting policies			(76)		(76)
Restated balance	20,914	6,192	57,919	(122)	84,903
Changes in the period
Issuance of new stock	5	5			11
Cash dividends			(1,163)		(1,163)
Profit attributable to owners of parent			4,074		4,074
Purchase of treasury stock				(0)	(0)
Disposal of treasury stock		(0)		3	3
Changes in shareholders’ interest due to transaction with non-controlling interests		(2)			(2)
Reversal of land revaluation excess			(1)		(1)
Transfer from retained earnings to capital surplus		0	(0)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	5	4	2,910	3	2,921

Balance at the end of the period	$20,919	$6,196	$60,829	$(120)	$87,824

	Millions of U.S. dollars
	Accumulated other comprehensive income
Six months ended September 30, 2021	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	$18,710	$132	$324	$361	$1,135	$20,661
Cumulative effects of changes in accounting policies
Restated balance	18,710	132	324	361	1,135	20,661
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	873	(228)	1	827	(86)	1,386

Net changes in the period	873	(228)	1	827	(86)	1,386

Balance at the end of the period	$19,583	$(97)	$325	$1,188	$1,049	$22,048

(Continued)

	Millions of U.S. dollars
Six months ended September 30, 2021	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	$16	$633	$106,289
Cumulative effects of changes in accounting policies			(76)
Restated balance	16	633	106,213
Changes in the period
Issuance of new stock			11
Cash dividends			(1,163)
Profit attributable to owners of parent			4,074
Purchase of treasury stock			(0)
Disposal of treasury stock			3
Changes in shareholders’ interest due to transaction with non-controlling interests			(2)
Reversal of land revaluation excess			(1)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(3)	32	1,415

Net changes in the period	(3)	32	4,337

Balance at the end of the period	$13	$664	$110,550

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2020	2021	2021
Cash flows from operating activities:
Income before income taxes	¥341,934	¥626,759	$5,599
Depreciation	103,173	107,497	960
Losses on impairment of fixed assets	3,983	3,265	29
Amortization of goodwill	9,870	8,674	77
Equity in net (gains) losses of affiliates	(10,223)	(30,726)	(274)
Net change in reserve for possible loan losses	84,705	(30,323)	(271)
Net change in reserve for employee bonuses	(19,560)	(30,961)	(277)
Net change in reserve for executive bonuses	(3,346)	(4,415)	(39)
Net change in net defined benefit asset and liability	(143,940)	(18,610)	(166)
Net change in reserve for executive retirement benefits	(350)	(115)	(1)
Net change in reserve for point service program	(193)	(236)	(2)
Net change in reserve for reimbursement of deposits	(2,590)	(2,267)	(20)
Net change in reserve for losses on interest repayment	(16,783)	(18,797)	(168)
Interest income	(947,734)	(891,702)	(7,965)
Interest expenses	315,673	179,504	1,603
Net (gains) losses on securities	(142,185)	(109,325)	(977)
Net (gains) losses from money held in trust	(0)	(0)	(0)
Net exchange (gains) losses	39,534	(4,965)	(44)
Net (gains) losses from disposal of fixed assets	54	(177)	(2)
Net change in trading assets	730,931	(162,369)	(1,450)
Net change in trading liabilities	(517,008)	(753,693)	(6,732)
Net change in loans and bills discounted	(1,984,447)	208,914	1,866
Net change in deposits	10,956,508	(840,420)	(7,507)
Net change in negotiable certificates of deposit	56,938	(613,838)	(5,483)
Net change in borrowed money (excluding subordinated borrowings)	818,525	366,293	3,272
Net change in deposits with banks	412,822	(691,672)	(6,178)
Net change in call loans and bills bought and others	3,714,580	689,713	6,161
Net change in receivables under securities borrowing transactions	(181,185)	21,462	192
Net change in call money and bills sold and others	(4,783,443)	(1,395,912)	(12,469)
Net change in commercial paper	515,443	408,052	3,645
Net change in payables under securities lending transactions	(92,358)	(607,519)	(5,427)
Net change in foreign exchanges (assets)	(41,407)	(1,123,787)	(10,038)
Net change in foreign exchanges (liabilities)	(449,246)	305,442	2,728
Net change in lease receivables and investment assets	(6,362)	11,812	106
Net change in short-term bonds (liabilities)	348,000	(184,000)	(1,644)
Issuance and redemption of bonds (excluding subordinated bonds)	(25,962)	434,573	3,882
Net change in due to trust account	155,938	222,159	1,984
Interest received	995,638	918,999	8,209
Interest paid	(344,135)	(190,486)	(1,702)
Other, net	(342,063)	592,205	5,290

Subtotal	9,549,726	(2,600,993)	(23,234)

Income taxes paid	43,550	(91,882)	(821)

Net cash provided by (used in) operating activities	9,593,276	(2,692,875)	(24,054)

(Continued)

	Millions of yen				Millions of U.S. dollars
Six months ended September 30	2020		2021		2021
Cash flows from investing activities:
Purchases of securities		¥(20,921,515)		¥(19,658,696)	$(175,602)
Proceeds from sale of securities		9,348,979		11,928,341	106,551
Proceeds from redemption of securities		9,435,117		8,336,591	74,467
Purchases of money held in trust		(0)		(0)	(0)
Proceeds from sale of money held in trust		20		0	0
Purchases of tangible fixed assets		(28,894)		(37,939)	(339)
Proceeds from sale of tangible fixed assets		5,187		1,744	16
Purchases of intangible fixed assets		(74,503)		(93,076)	(831)
Purchases of stocks of subsidiaries resulting in change in scope of consolidation		(2,865)		—	—

Net cash provided by (used in) investing activities		(2,238,474)		476,965	4,261

Cash flows from financing activities:
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		189,913		95,157	850
Redemption of subordinated bonds and bonds with stock acquisition rights		(120,000)		(174,000)	(1,554)
Dividends paid		(136,922)		(130,153)	(1,163)
Proceeds from issuance of common stock to non-controlling stockholders		100		68	1
Dividends paid to non-controlling stockholders		(386)		(726)	(6)
Purchases of treasury stock		(21)		(37)	(0)
Proceeds from disposal of treasury stock		261		295	3
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation		—		44	0

Net cash provided by (used in) financing activities		(67,055)		(209,353)	(1,870)

Effect of exchange rate changes on cash and cash equivalents		(45,221)		34,563	309

Net change in cash and cash equivalents		7,242,524		(2,390,699)	(21,355)

Cash and cash equivalents at the beginning of the period		56,097,807		66,811,212	596,795

Cash and cash equivalents at the end of the period	*1	¥63,340,332	*1	¥64,420,512	$575,440

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the interim securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2021 which was ¥111.95 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant accounting policies for preparing interim consolidated financial statements)

1.  Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at September 30, 2021 is 177.
Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
SMBC Trust Bank Ltd.
SMBC Nikko Securities Inc.
Sumitomo Mitsui Card Company, Limited
SMBC Finance Service Co., Ltd.
SMBC Consumer Finance Co., Ltd.
The Japan Research Institute, Limited
Sumitomo Mitsui DS Asset Management Company, Limited
SMBC Bank International plc
Sumitomo Mitsui Banking Corporation (China) Limited
PT Bank BTPN Tbk
SMBC Americas Holdings, Inc.
SMBC Guarantee Co., Ltd.

Changes in the consolidated subsidiaries in the six months ended September 30, 2021 are as follows:

3 companies were newly included in the scope of consolidation as a result of the establishment.

3 companies were excluded from the scope of consolidation because of liquidation.

(2)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

5 of the unconsolidated subsidiaries are investment partnerships, and neither their assets nor profit/loss are substantially attributable to subsidiaries, and thus are excluded from the scope of consolidation pursuant to Article 5, Paragraph 1, Item 2 of Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements.

Other unconsolidated subsidiaries are excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

2.  Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at September 30, 2021 is 5.

Principal company:	SBCS Co., Ltd.

(2)	Equity method affiliates

The number of equity method affiliates at September 30, 2021 is 103.

Principal companies:	Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Auto Service Company, Limited

Changes in the equity method affiliates in the six months ended September 30, 2021 are as follows:

11 companies became equity method affiliates due to establishment and for other reasons.

1 company was excluded from the scope of equity method affiliates due to sale of stocks.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

5 unconsolidated subsidiaries that are not accounted for by the equity method are investment partnerships, and neither their assets nor profit/loss are substantially attributable to subsidiaries, and thus are excluded from the scope of equity method pursuant to Article 7, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements.

(4)	Affiliates that are not accounted for by the equity method

Principal company:	Park Square Capital / SMBC Loan Programme S.à r.l.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of equity method.

3.  The interim balance sheet dates of consolidated subsidiaries

(1)	The interim balance sheet dates of the consolidated subsidiaries at September 30, 2021 are as follows:

April 30	2
June 30	89
September 30	86

(2)

The subsidiaries with interim balance sheets dated April 30 are consolidated using the financial statements as of July 31. Certain subsidiaries with interim balance sheets dated June 30 are consolidated using the financial statements as of September 30. Other subsidiaries are consolidated using the financial statements as of their respective interim balance sheet dates.

Appropriate adjustments were made to material transactions during the periods between their respective interim balance sheet dates and the interim consolidated closing date.

4.   Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the interim consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the interim consolidated statement of income.

Securities and monetary claims purchased for trading purposes are stated at the interim period-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the interim consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the interim period. The valuation differences of securities and monetary claims between the previous fiscal year-end and the interim period-end are also recorded in the above-mentioned accounts. As for the derivatives, the changes in gains or losses of the derivatives calculated by assuming they were settled at the end of the fiscal year ended March 31, 2021 and the six months ended September 30, 2021.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated by group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in affiliates are classified as “other securities” (available-for-sale securities). Other securities are carried at their interim period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Stocks with no market prices are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2) 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated by group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(4)	Depreciation

1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The depreciation expense for the interim period is calculated by proportionally allocating the estimated annual expense to the interim period. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5-10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage values are estimated disposal values when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

SMBC, which is a consolidated subsidiary of the Company, applies Discounted Cash Flows (“DCF”) method for claims of large borrowers exceeding a certain amount, of which borrowers categories are bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and whole or part of loans are classified as “Past due loans (3 months or more)” or “Restructured loans” requiring close monitoring, and whose cash flows from collection of principals and interest can be rationally estimated. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, they are recorded by estimating the amount of expected loss in the next one year or three years. The estimated amount of expected loss is calculated by using average ratio of loan-loss ratio or probability of bankruptcies for certain periods in the past based on actual loan losses or bankruptcies in the past one year or three years, and by making necessary adjustments including future estimations.

In addition, in light of the latest economic situation and risk factors, for potential losses for specific portfolios that are based on the future prospects with high probability, but cannot be reflected in actual loan losses in the past and in any individual borrower’s classification, a reserve is provided in the amount deemed necessary based on an overall assessment.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off were ¥159,159 million and ¥163,185 million at September 30 and March 31, 2021, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the interim period.

(7)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to executives, in the amount of deemed accrued at the interim period-end based on our internal regulations.

(8)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(9)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(10)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment results.

(11)	Reserves under the special laws

The reserves under the special laws are reserves for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(12)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit attributable to the respective interim period.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(13)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the interim consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective interim balance sheet dates.

(14)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(15)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Committee Practical Guidelines No. 24, October 8, 2020) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Committee Practical Guidelines No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC, which is a consolidated subsidiary, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Committee Practical Guidelines No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(16)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(17)	Scope of “Cash and cash equivalents” on interim consolidated statements of cash flows

For the purposes of presenting the interim consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(18)	Adoption of the consolidated corporate-tax system

The Company and certain consolidated domestic subsidiaries apply the consolidated corporate-tax system.

(Changes in accounting policies)

Application of Accounting Standard for Revenue Recognition etc.

The Company applied “Accounting Standard for Revenue Recognition” (ASBJ Statement No.29, March 31, 2020) etc. from the beginning of the period for the six months ended September 30, 2021, and has recognized revenue in an amount expected to be earned in exchange for goods or services at the time when controls of the promised goods or services are transferred to customers.

As for the application of Accounting standards for Revenue Recognition etc., in accordance with transitional treatment stipulated in the proviso of Paragraph 84 of “Accounting Standard for Revenue Recognition”, the cumulative effects by the retroactive application of the new accounting policy previous to the beginning of the period for the six months ended September 30, 2021 are adjusted to “Retained earnings” of the beginning of the period for the six months ended September 30, 2021.

As a result, “Retained earnings” decreased by ¥8,502 million at the beginning of the period for the six months ended September 30, 2021.

In accordance with the transitional measures set forth in paragraph 89-3 of the Accounting Standard for Revenue Recognition, among notes of “Revenue Recognition” comparative information for the six months ended September 30, 2020 is not disclosed.

(Additional information)

(1)	The estimates of reserve for possible loan losses related to the increasing impact of the spread of the novel coronavirus disease (COVID-19)

Considering the continuing uncertainty of the spread of COVID-19, estimation of the reserve for possible loan losses associated with COVID-19 is reflected on the consolidated financial statements in the following method.

For potential losses related to individual borrowers due to deterioration in business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any of individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment is conducted by specifying the portfolio significantly affected by COVID-19 and estimating the impact of the changes in economic trend and market condition due to the voluntary restraint on the economic activities caused by COVID-19, after consideration of the effect of the government’s financial support on bankruptcy trends.

(2)	Transition from the consolidated corporate-tax system to the group tax sharing system

Companies are required to shift from the consolidated corporate-tax system to the group tax sharing system from the fiscal year beginning on or after April 1, 2022, in accordance with the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 8, 2020) enacted on March 31, 2020. However, the Company and certain consolidated domestic subsidiaries, currently adopting the consolidated corporate-tax system, applied the accounting treatment based on the provisions of the Income Tax Act before the amendment for the six months ended September 30, 2021, in accordance with the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 39, March 31, 2020).

(Notes to interim consolidated balance sheets)

*1	Stocks and investments in unconsolidated subsidiaries and affiliates

Stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2021 and September 30, 2021 were as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
Stocks	¥960,834	¥1,007,277
Investments	847	819

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amount of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2021 and September 30, 2021 were as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
Japanese government bonds in “Securities”	¥50,045	¥108,625
Trading securities in “Trading assets”	2,190	68

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged, those securities lent and those securities held without being disposed at March 31, 2021 and September 30, 2021 were as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
Securities pledged	¥8,061,819	¥7,539,198
Securities lent	394,493	594,330
Securities held without being disposed	4,090,071	3,786,669

*3	Bankrupt loans and non-accrual loans

Bankrupt loans and non-accrual loans at March 31, 2021 and September 30, 2021 were as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
Bankrupt loans	¥69,452	¥44,517
Non-accrual loans	422,551	420,150

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

*4	Past due loans (3 months or more)

Past due loans (3 months or more) at March 31, 2021 and September 30, 2021 were as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
Past due loans (3 months or more)	¥16,784	¥16,735

“Past due loans (3 months or more)” are loans on which the principal or interest payment is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

*5	Restructured loans

Restructured loans at March 31, 2021 and September 30, 2021 were as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
Restructured loans	¥430,080	¥370,000

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

*6	Risk-monitored loans

The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans at March 31, 2021 and September 30, 2021 were as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
Risk-monitored loans	¥938,868	¥851,404

The amounts of loans presented in Notes *3 to *6 above are the amounts before deduction of reserve for possible loan losses.

*7	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guidelines No. 24. SMBC and its banking subsidiaries have rights to sell or pledge without restrictions bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought, etc. The total face value at March 31, 2021 and September 30, 2021 were as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
Bills discounted	¥1,142,755	¥1,132,981

*8	Assets pledged as collateral

Assets pledged as collateral at March 31, 2021 and September 30, 2021 consisted of the following:

March 31, 2021	Millions of yen	September 30, 2021	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥15,483	Cash and due from banks	¥2,873
Trading assets	713,410	Trading assets	671,764
Securities	14,933,325	Securities	15,135,108
Loans and bills discounted	10,152,979	Loans and bills discounted	10,643,404

Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	13,972	Deposits	2,212
Payables under repurchase agreements	7,516,287	Payables under repurchase agreements	7,465,154
Payables under securities lending transactions	1,060,066	Payables under securities lending transactions	935,617
Borrowed money	14,950,162	Borrowed money	15,766,305
Due to trust account	588,785	Due to trust account	591,017
Acceptances and guarantees	105,700	Acceptances and guarantees	106,884

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2021 and September 30, 2021:

March 31, 2021	Millions of yen	September 30, 2021	Millions of yen
Cash and due from banks	¥21	Cash and due from banks	¥12,674
Trading assets	1,245,065	Trading assets	2,137,434
Securities	5,786,331	Securities	5,885,180
Loans and bills discounted	9,664	Loans and bills discounted	18,823

Other assets include collateral money deposited for financial instruments, surety deposits, margin of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2021	Millions of yen	September 30, 2021	Millions of yen
Collateral money deposited for financial instruments	¥2,111,770	Collateral money deposited for financial instruments	¥1,856,059
Surety deposits	86,727	Surety deposits	84,999
Margins of futures markets	118,372	Margins of futures markets	115,395
Other margins	98,958	Other margins	109,055

*9	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2021 and September 30, 2021 were as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
The amounts of unused commitments	¥71,255,100	¥69,588,770
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	49,932,323	46,991,935

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

*10	Land revaluation excess

SMBC, a consolidated subsidiary of the Company, revalued their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation excess,” and the Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

March 31, 1998 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

*11	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2021 and September 30, 2021 were as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
Accumulated depreciation	¥834,990	¥867,103

*12	Subordinated borrowings

The balance of subordinated borrowings included in “Borrowed money” at March 31, 2021 and September 30, 2021 were as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
Subordinated borrowings	¥249,000	¥249,000

*13	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2021 and September 30, 2021 were as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
Subordinated bonds	¥1,922,165	¥1,851,483

*14	Borrowings from trust account in relation to covered bonds issued by trust account

The amount of borrowings from trust account in relation to covered bonds issued by trust account included in “Due to trust account” at March 31, 2021 and September 30, 2021 were as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
The amount of borrowings from trust account in relation to covered bonds issued by trust account	¥588,785	¥591,017

*15	Guaranteed amount to privately-placed bonds

The amount guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2021 and September 30, 2021 were as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
Guaranteed amount to privately-placed bonds	¥1,431,071	¥1,404,409

(Notes to interim consolidated statements of income)

*1	Other income

“Other income” for the six months ended September 30, 2020 and 2021 included the following:

Six months ended September 30, 2020	Millions of yen	Six months ended September 30, 2021	Millions of yen
Gains on sales of stocks	¥57,370	Gains on sales of stocks	¥91,998
		Equity in gains of affiliates	30,726

*2	General and administrative expenses

“General and administrative expenses” for the six months ended September 30, 2020 and 2021 included the following:

Six months ended September 30, 2020	Millions of yen	Six months ended September 30, 2021	Millions of yen
Salaries and related expenses	¥310,260	Salaries and related expenses	¥328,336
Depreciation	90,104	Depreciation	94,276

*3	Other expenses

“Other expenses” for the six months ended September 30, 2020 and 2021 included the following:

Six months ended September 30, 2020	Millions of yen	Six months ended September 30, 2021	Millions of yen
Provision for reserve for possible loan losses	¥140,724	Write-off of loans	¥48,312
Write-off of loans	54,347
Expenses related to equity derivatives	40,025

*4	Extraordinary gains

“Extraordinary gains” for the six months ended September 30, 2020 and 2021 were as follows:

Six months ended September 30, 2020	Millions of yen	Six months ended September 30, 2021	Millions of yen
Gains on disposal of fixed assets	¥407	Gains on disposal of fixed assets	¥1,413

*5	Extraordinary losses

“Extraordinary losses” for the six months ended September 30, 2020 and 2021 included the following:

Six months ended September 30, 2020	Millions of yen	Six months ended September 30, 2021	Millions of yen
Losses on impairment of fixed assets	¥3,983	Losses on impairment of fixed assets	¥3,265
		Losses on disposal of fixed assets	1,236

*6	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following assets are recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the six months ended September 30, 2020 and 2021.

Six months ended September 30, 2020			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Branches (4 items)	Land and buildings, etc.	¥811
	Idle assets (30 items)		2,536
Kinki area	Idle assets (12 items)	Land and buildings, etc.	582
Other	Idle assets (5 items)	Land and buildings, etc.	53

Six months ended September 30, 2021			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (48 items)	Land and buildings, etc.	¥855
Kinki area	Idle assets (39 items)	Land and buildings, etc.	1,463
Other	Idle assets (24 items)	Land and buildings, etc.	945

As for land and buildings, etc., at SMBC, a consolidated subsidiary of the Company, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

The carrying amounts of idle assets at SMBC are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

(Notes to interim consolidated statements of changes in net assets)

Six months ended September 30, 2020

1. Type and number of shares issued and treasury stock

	Number of shares				Notes
	At the beginning of the period	Increase	Decrease	At the end of the period
Shares issued
Common stock	1,373,171,556	868,505	—	1,374,040,061	1

Total	1,373,171,556	868,505	—	1,374,040,061

Treasury stock
Common stock	3,645,043	45,986	81,280	3,609,749	2, 3

Total	3,645,043	45,986	81,280	3,609,749

Notes:	1.	The increase of 868,505 shares in the total number of shares issued was due to issuance of new stock as stock-based compensation.
	2.	The increase of 45,986 shares in the number of treasury common stock comprises the increase due to purchases of fractional shares and acquisition of restricted stocks without compensation under the Stock Compensation Plans.
	3.	The decrease of 81,280 shares in the number of treasury common stock comprises the decrease due to sales of fractional shares as well as exercise of stock options.

2. Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥1,808

Total							¥1,808

3. Information on dividends

(1) Dividends paid in the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends		Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 26, 2020	Common stock	¥ 136,952		¥ 100	March 31, 2020	June 29, 2020
(2) Dividends to be paid after the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 13, 2020	Common stock	¥ 130,190	Retained earnings	¥ 95	September 30, 2020	December 3, 2020

Six months ended September 30, 2021

1.  Type and number of shares issued and treasury stock

	Number of shares
	At the beginning of the period	Increase	Decrease	At the end of the period	Notes
Shares issued
Common stock	1,374,040,061	322,041	—	1,374,362,102	1

Total	1,374,040,061	322,041	—	1,374,362,102

Treasury stock
Common stock	3,612,302	9,743	86,239	3,535,806	2, 3

Total	3,612,302	9,743	86,239	3,535,806

Notes:	1.	The increase of 322,041 shares in the total number of shares issued was due to issuance of new stock as stock-based compensation.
	2.	The increase of 9,743 shares in the number of treasury common stock comprises the increase due to purchases of fractional shares.
	3.	The decrease of 86,239 shares in the number of treasury common stock comprises the decrease due to sales of fractional shares as well as exercise of stock options.

2.  Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥1,498

Total							¥1,498

3.  Information on dividends

(1) Dividends paid in the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends		Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2021	Common stock	¥ 130,190		¥ 95	March 31, 2021	June 30, 2021
(2) Dividends to be paid after the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 12, 2021	Common stock	¥ 143,936	Retained earnings	¥ 105	September 30, 2021	December 3, 2021

(Notes to interim consolidated statements of cash flows)

*1	The reconciliation of balance of “Cash and cash equivalents” at the end of the period and the amounts listed on the interim consolidated balance sheets

	Millions of yen
Six months ended September 30	2020	2021
Cash and due from banks	¥68,474,446	¥70,940,025
Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(5,134,114)	(6,519,512)

Cash and cash equivalents	¥63,340,332	¥64,420,512

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets are software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in “(Significant accounting policies for preparing interim consolidated financial statements) 4. Accounting policies (4) Depreciation.”

(2)	Lessor side

1)	Breakdown of lease investment assets

	Millions of yen
	March 31, 2021	September 30, 2021
Lease receivables	¥288,189	¥276,342
Residual value	46,328	47,135
Unearned interest income	(98,125)	(94,782)

Total	¥236,392	¥228,695

2)	The scheduled collections of lease payments receivable related to lease investment assets are as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
Within 1 year	¥29,790	¥33,321
More than 1 year to 2 years	28,124	22,108
More than 2 years to 3 years	19,846	16,625
More than 3 years to 4 years	15,304	16,379
More than 4 years to 5 years	16,973	14,541
More than 5 years	178,149	173,367

Total	¥288,189	¥276,342

2. Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
Due within 1 year	¥39,033	¥38,773
Due after 1 year	223,555	211,300

Total	¥262,589	¥250,074

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2021	September 30, 2021
Due within 1 year	¥26,601	¥27,598
Due after 1 year	58,759	57,864

Total	¥85,361	¥85,463

(Notes to financial instruments)

Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the interim consolidated balance sheet (the amounts on the consolidated balance sheet) and the fair value of financial instruments as well as the difference between them are as follows.

The amounts shown in the following tables do not include stocks with no market price, etc., and investments in partnerships (refer to Note 3).

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value measurement.

Level 1: Fair value determined based on the (unadjusted) quoted price in an active market for the same asset or liability

Level 2: Fair value determined based on directly or indirectly observable inputs other than Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

If multiple inputs with a significant impact are used for the fair value measurement of a financial instrument, the financial instrument is classified to the lowest priority level of fair value measurement in which each input belongs.

(1)	Financial assets and liabilities at fair value on the interim consolidated balance sheets (consolidated balance sheet)

	Millions of yen
	Consolidated balance sheet amount
March 31, 2021	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥276,989	¥454,827	¥731,817
Trading assets
Securities classified as trading purposes *[1]	2,473,813	591,976	270	3,066,060
Money held in trust	—	309	—	309
Securities
Other securities *[1]	25,055,919	8,840,677	52,193	33,948,790

Total assets	¥27,529,732	¥9,709,953	¥507,291	¥37,746,977

Trading liabilities
Trading securities sold for short sales *[1]	¥1,997,985	¥77,072	¥—	¥2,075,058

Total liabilities	¥1,997,985	¥77,072	¥—	¥2,075,058

Derivative transactions *[2,3]
Interest rate derivatives	¥24,638	¥416,233	¥1,013	¥441,886
Currency derivatives	(560)	91,268	4,807	95,514
Equity derivatives	(29,846)	106	21,696	(8,043)
Bond derivatives	484	19	—	503
Commodity derivatives	532	1,486	—	2,019
Credit derivative transactions	—	(6,512)	796	(5,716)

Total derivative transactions	¥(4,751)	¥502,601	¥28,314	¥526,164

*1

The amount of investment trusts for which transitional measures are applied in accordance with Paragraph 26 of the “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, July 4, 2019, hereinafter, “Guidance for Application of Fair Value Measurement”) are not included in the table above. The amount of such investment trusts on the consolidated balance sheet includes financial assets of ¥1,200,314 million and financial liabilities of ¥1,510 million.

*2

The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.

*3	As for derivative transactions applying hedge accounting, ¥207,017 million is recorded on the consolidated balance sheet.

These are interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that are hedged items. The Company has mainly applied deferred hedge accounting for those derivative transactions. For these hedging relationships, the Company has applied “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (PITF No.40, September 29, 2020).

	Millions of yen
	Interim consolidated balance sheet amount
September 30, 2021	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥287,949	¥455,491	¥743,441
Trading assets
Securities classified as trading purposes *[1]	3,404,102	707,951	585	4,112,638
Money held in trust	—	309	—	309
Securities
Other securities *[1]	25,060,117	8,488,998	47,437	33,596,553

Total assets	¥28,464,219	¥9,485,209	¥503,514	¥38,452,943

Trading liabilities
Trading securities sold for short sales *[1]	¥2,439,431	¥69,076	¥—	¥2,508,508

Total liabilities	¥2,439,431	¥69,076	¥—	¥2,508,508

Derivative transactions *[2,3]
Interest rate derivatives	¥27,227	¥379,712	¥213	¥407,152
Currency derivatives	1,147	28,285	3,222	32,655
Equity derivatives	(27,827)	2,994	27,278	2,445
Bond derivatives	219	5	6	230
Commodity derivatives	613	1,104	—	1,718
Credit derivative transactions	—	(5,381)	1,249	(4,132)

Total derivative transactions	¥1,380	¥406,720	¥31,969	¥440,070

*1

The amount of investment trusts for which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement are not included in the table above. The amount of such investment trusts on the interim consolidated balance sheet includes financial assets of ¥1,183,173 million and financial liabilities of ¥1,115 million.

*2

The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.

*3	As for derivative transactions applying hedge accounting, ¥1,612 million is recorded on the interim consolidated balance sheet.

These are interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that are hedged items. The Company has mainly applied deferred hedge accounting for those derivative transactions. For these hedging relationships, the Company has applied “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (PITF No.40, September 29, 2020).

(2)	Financial assets and liabilities which are not stated at fair value on the interim consolidated balance sheet (consolidated balance sheet)

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges, Call money and bills sold, Payable under repurchase agreements, Payable under securities lending transactions, Commercial papers, and Short-term bonds payable are not included in the following tables since they are mostly short-term, and their fair values approximate their carrying amounts.

March 31, 2021	Millions of yen
	Fair Value				Consolidated balance sheet amount	Net unrealized gains (losses)
	Level 1	Level 2	Level 3	Total
Monetary claims bought *	¥—	¥—	¥3,971,664	¥3,971,664	¥3,930,431	¥41,233
Securities
Bonds classified as held-to-maturity	22,239	—	—	22,239	22,300	(60)
Loans and bills discounted					85,132,738
Reserve for possible loan losses *					(456,861)

	—	—	86,450,361	86,450,361	84,675,876	1,774,484

Lease receivables and investment assets *	—	—	239,867	239,867	235,723	4,144

Total assets	¥22,239	¥—	¥90,661,893	¥90,684,133	¥88,864,331	¥1,819,802

Deposits	¥—	¥142,023,649	¥—	¥142,023,649	¥142,026,156	¥(2,507)
Negotiable certificates of deposit	—	12,579,851	—	12,579,851	12,570,617	9,233
Borrowed money	—	17,773,586	—	17,773,586	17,679,690	93,895
Bonds	—	8,621,373	702,346	9,323,720	9,043,031	280,688
Due to trust account	—	2,335,221	—	2,335,221	2,321,223	13,998

Total liabilities	¥—	¥183,333,682	¥702,346	¥184,036,029	¥183,640,720	¥395,308

*

General reserves and special reserves corresponding to loans are deducted. The reserve for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.

September 30, 2021	Millions of yen
	Fair Value				Interim consolidated balance sheet amount	Net unrealized gains (losses)
	Level 1	Level 2	Level 3	Total
Monetary claims bought *	¥—	¥—	¥4,120,023	¥4,120,023	¥4,083,357	¥36,666
Securities
Bonds classified as held-to-maturity	22,290	—	—	22,290	22,300	(9)
Loans and bills discounted					85,037,573
Reserve for possible loan losses *					(431,498)

	—	—	86,415,055	86,415,055	84,606,074	1,808,980

Lease receivables and investment assets *	—	—	231,147	231,147	227,993	3,154

Total assets	¥22,290	¥—	¥90,766,227	¥90,788,518	¥88,939,725	¥1,848,792

Deposits	¥—	¥141,338,372	¥—	¥141,338,372	¥141,340,182	¥(1,809)
Negotiable certificates of deposit	—	11,969,090	—	11,969,090	11,962,673	6,416
Borrowed money	—	15,717,127	2,444,575	18,161,703	18,104,699	57,003
Bonds	—	9,036,759	701,818	9,738,578	9,461,894	276,683
Due to trust account	—	2,553,947	—	2,553,947	2,543,382	10,565

Total liabilities	¥—	¥180,615,297	¥3,146,394	¥183,761,692	¥183,412,833	¥348,859

*

General reserves and special reserves corresponding to loans are deducted. The reserve for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” are deducted directly from interim consolidated balance sheet amount since they are immaterial.

(Note 1)  Description of the valuation techniques and inputs used to measure fair value

Assets

Monetary claims bought

The fair values of subordinated trust beneficiary interests related to securitized housing loans among monetary claims bought are determined by estimating future cash flows using the probability of default, loss given default and prepayment rate, and assessing the value by deducting the value of senior beneficial interests, etc. from the value of underlying housing loans. The fair values of other transactions are, in principle, based on methods similar to the methods applied to Loans and bills discounted.

These transactions are classified into Level 3.

Trading assets

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market prices at the end of the period.

The fair values of such bonds and other securities are mainly classified into Level 1 depending on the level of market activity. When fair value is determined based on either the prices quoted by the financial institutions, or future cash flows discounted using observable inputs such as interests, spreads, and others, they are classified into Level 2.

Money held in trust

The fair values of money held in trust are, in principle, fair values of securities in trust property calculated by the same method as for securities that the Company owns. They are classified into Level 2.

Securities

In principle, the fair values of stocks (including foreign stocks) are based on the market price as of the end of the period. They are mainly classified into Level 1 depending on the level of market activity. The fair values of securities with market prices other than stocks are based on the market price as of the end of the period. Japanese Government bonds are classified into Level 1 and other bonds are classified into Level 2.

The fair values of privately-placed bonds with no market prices are based on the present value of estimated future cash flows, taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustment. However, the fair values of bonds, such as privately-placed bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss.

These transactions are classified into Level 2.

Loans and bills discounted, and Lease receivables and investment assets

Of these transactions, considering the characteristics of these transaction, the fair values of overdrafts with no specified repayment dates are their book values as they are considered to approximate their fair values.

For short-term transactions, the fair values are also their book values as they are considered to approximate their fair values.

The fair values of long-term transactions are, in principle, based on the present value of estimated future cash flows taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustment. At certain consolidated subsidiaries of the Company, the fair values are calculated based on the present values of estimated future cash flows, which are computed based on the contractual interest rate. Those present values are discounted by a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ interim consolidated balance sheet amounts (consolidated balance sheet amounts) minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

These transactions are classified into Level 3.

Liabilities

Trading liabilities

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the period. They are classified into Level 1.

Deposits, Negotiable certificates of deposit, and Due to trust account

Out of these transactions, the fair values of demand deposits and deposits without maturity are their book values. The fair values of transactions with a short-term remaining maturity are also their book values, as their book values are regarded to approximate their fair values. The fair values of transactions with a long-term remaining maturity are, in principle, based on the present value of estimated future cash flows discounted by the interest rate assuming that the same type of deposit is newly accepted until the end of the remaining maturity.

The fair values of borrowings from the trust account related to covered bond issued by the trust account are based on the amount calculated in accordance with the price quoted by industry associations, etc.

These transactions are classified into Level 2.

Borrowed money and Bonds

The fair values of short-term transactions are their book values, as their book values are considered to approximate their fair values. For long-term transactions, their fair values are based on the present value of estimated future cash flows discounted using the refinancing rate applied to the same type of instruments for the remaining maturity.

For transactions with the price quoted by industry associations, etc., fair value is based on the amount calculated by using the published price data, yield data, etc.

These transactions are classified into Level 2.

Derivative transactions

The fair values of listed derivatives are based on their closing prices. The fair values of over-the-counter derivative transactions are based on the present value of the future cash flows, option valuation models, etc., using inputs such as interest rate, foreign exchange rate, stock price, commodity price, etc.

Over-the-counter derivative transactions takes into account the counterparty’s and the Company’s credit risks, and the liquidity risks of the unsecured lending funds. Listed derivative transactions are mainly classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if observable inputs are available or impact of unobservable inputs to the fair values is not significant. If impact of unobservable inputs to the fair values is significant, they are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and stated on the interim consolidated balance sheet (consolidated balance sheet) at fair value and classified in Level 3

1)	Quantitative information on significant unobservable inputs

March 31, 2021	Valuation technique	Significant unobservable inputs	Range

Monetary claims bought	Discounted cash flow	Probability of default	0.1% — 100.0%
		Loss given default	0.0% — 51.4%
		Prepayment rate	2.0% — 7.5%
Trading assets:
Securities classified as trading purposes	Option valuation model	Equity volatility	24.6% — 57.6%
Securities:
Other securities	Discounted cash flow	Probability of default	7.9% — 100.0%
		Loss given default	0.0% — 80.2%

Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	14.9% — 98.0%
Currency derivatives	Option valuation model	Correlation between interest rates	26.7% — 98.0%
		Correlation between interest rate and foreign exchange rate	13.9% — 47.6%
		Foreign exchange rate volatility	8.9% — 14.8%
Equity derivatives	Option valuation model	Correlation between equities	47.1% — 93.1%
		Correlation between foreign exchange rate and equity	(26.0)% — (2.6)%
		Equity volatility	16.6% — 55.9%
Credit derivatives	Credit default model	Correlation between foreign exchange rate and CDS* spread	15.0% — 90.0%

*	Credit Default Swap

September 30, 2021	Valuation technique	Significant unobservable inputs	Range

Monetary claims bought	Discounted cash flow	Probability of default	0.1% — 100.0%
		Loss given default	0.0% — 51.4%
		Prepayment rate	2.0% — 7.5%
Trading assets:
Securities classified as trading purposes	Option valuation model	Equity volatility	16.4% — 70.6%
Securities:
Other securities	Discounted cash flow	Probability of default	7.9% — 100.0%
		Loss given default	0.0% — 78.5%

Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	15.3%
		Correlation between interest rate and foreign exchange rate	10.5% — 33.3%
Currency derivatives	Option valuation model	Correlation between interest rates	28.0% — 97.9%
		Correlation between interest rate and foreign exchange rate	12.3% — 46.7%
		Foreign exchange rate volatility	7.5% — 13.8%
Equity derivatives	Option valuation model	Correlation between equities	31.5% — 93.3%
		Correlation between foreign exchange rate and equity	(14.9)% — 27.7%
		Equity volatility	15.9% — 59.3%
Bond derivatives	Option valuation model	Bond options volatility	3.4% — 3.8%
Credit derivatives	Credit default model	Correlation between foreign exchange rate and CDS* spread	15.0% — 90.0%

*	Credit Default Swap

2)	Reconciliation between the beginning and ending balance, and net unrealized gains (losses) recognized in the earnings of the period

	Millions of yen
March 31, 2021	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥451,033	¥—	¥4,789	¥(994)	¥—	¥—	¥454,827	¥—
Trading assets	152	3,499	—	(3,383)	1	—	270	184
Securities	33,251	539	(1,515)	(28,217)	48,305	(170)	52,193	(4,585)
Derivative transactions
Interest rate	4,280	(3,316)	—	50	—	—	1,013	366
Currency	1,721	3,038	—	—	—	47	4,807	3,297
Equity	32,865	(13,462)	—	2,293	—	—	21,696	10,855
Credit derivative	2,240	(1,444)	—	—	—	—	796	(709)

Total	¥525,544	¥(11,145)	¥3,274	¥(30,251)	¥48,306	¥(122)	¥535,605	¥9,408

*1	The amounts shown in the table above are included in consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3

Transfer from Level 2 to Level 3 due to an increase in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2021.

*4

Transfer from Level 3 to Level 2 due to a decrease in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2021.

	Millions of yen
September 30, 2021	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at interim consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥454,827	¥—	¥912	¥(248)	¥—	¥—	¥455,491	¥—
Trading assets	270	966	—	(751)	100	—	585	213
Securities	52,193	2,813	(328)	(10,735)	4,001	(507)	47,437	(877)
Derivative transactions
Interest rate	1,013	(21)	—	172	—	(951)	213	(10)
Currency	4,807	(1,584)	—	—	—	—	3,222	(1,583)
Equity	21,696	3,326	—	2,255	—	—	27,278	15,143
Bond	—	(95)	—	101	—	—	6	(2)
Credit derivative	796	452	—	—	—	—	1,249	421

Total	¥535,605	¥5,858	¥584	¥(9,206)	¥4,101	¥(1,459)	¥535,483	¥13,305

*1	The amounts shown in the table above are included in interim consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3

Transfer from Level 2 to Level 3 due to an increase in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the six months ended September 30, 2021.

*4

Transfer from Level 3 to Level 2 due to a decrease in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the six months ended September 30, 2021.

3)	Description of the fair value valuation process

At the Company, the middle division establishes policies and procedures for the calculation of fair value, and the front division develops valuation models in accordance with such policies and procedures. The middle division verifies the reasonableness of the fair value valuation models, the inputs used, and the appropriateness of the classified fair value level of the calculated fair value.

Observable data is utilized as much as possible for the valuation model. If quoted prices obtained from third parties are used, those values are verified by comparison with results recalculated by the Company using the inputs for the valuation.

4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default represents the likelihood that the default will occur, and is calculated based on actual defaults in the past. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Loss given default

Loss given default is the proportion of estimated losses in the event that default occurs to the total balance of bonds or loans and bills discounted, and is calculated based on actual defaults in the past. A significant increase (decrease) in loss given default would result in a significant decrease (increase) in a fair value.

Prepayment rate

Prepayment rate is the proportion of estimated principals assuming that prepayment is made in each period. In general, a significant change in prepayment rate would result in a significant decrease (increase) in a fair value according to the contractual terms and conditions.

Volatility

Volatility is an indicator that represents the estimation of severity of change over a certain period in values of inputs and market values. Volatility is estimated based on actual results in the past, information derived from third parties and other analysis approach. Volatility is mainly used in valuation of derivatives that refer to potential changes of interest rate, foreign exchange rate, stock price, etc. A significant increase (decrease) in volatility would generally result in a significant increase (decrease) in a fair value.

Correlation

Correlation is an indicator of the relation of variables such as interest rate, foreign exchange rate, Credit Default Swap (CDS) spread and stock price. Correlation is estimated based on actual results in the past, and is mainly used in valuation technique of complex derivatives, etc. A significant change in correlation would generally result in a significant increase or decrease in a fair value according to the contractual terms and conditions of the financial instrument.

(Note 3)

Interim Consolidated balance sheet amounts (Consolidated balance sheet amounts) of stocks with no market prices, etc. and investments in partnership, etc. are as follows. In accordance with Paragraph 5 of ASBJ Guidance No.19, “Implementation Guidance on Disclosures about Fair Value of Financial Instruments,” these amounts are not included in “Trading assets” and “Securities” stated on the tables disclosed in “Matters concerning fair value of financial instruments and breakdown by input level:

	Millions of yen
	March 31, 2021	September 30, 2021
Stocks with no market prices, etc.*[1,2]	¥187,204	¥250,266
Investments in partnership, etc.*[2]	278,072	292,684

Total	¥465,276	¥542,951

*1	Unlisted stocks are included in stocks with no market prices, etc.
*2

Unlisted stocks and investments in partnership totaling ¥20,644 million and ¥5,158 million were written-off in the fiscal year ended March 31, 2021 and in the six months ended September 30, 2021, respectively.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the interim consolidated balance sheet (consolidated balance sheet).

1. Bonds classified as held-to-maturity

		Millions of yen
March 31, 2021		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	3,700	3,701	1
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	3,700	3,701	1

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	18,600	18,538	(61)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	18,600	18,538	(61)

Total		¥22,300	¥22,239	¥(60)

		Millions of yen
September 30, 2021		Interim consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	6,000	6,013	13
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	6,000	6,013	13

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	16,300	16,277	(22)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	16,300	16,277	(22)

Total		¥22,300	¥22,290	¥(9)

2. Other securities

		Millions of yen
March 31, 2021		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,443,816	¥1,161,142	¥2,282,673
	Bonds	6,148,728	6,119,071	29,657
	Japanese government bonds	3,980,113	3,977,980	2,132
	Japanese local government bonds	215,060	214,647	413
	Japanese corporate bonds	1,953,555	1,926,443	27,111
	Other	8,133,879	7,336,137	797,741

	Subtotal	17,726,424	14,616,350	3,110,073

Other securities with unrealized losses:	Stocks	106,431	133,466	(27,035)
	Bonds	11,506,509	11,528,134	(21,624)
	Japanese government bonds	10,313,497	10,329,703	(16,206)
	Japanese local government bonds	517,561	518,629	(1,067)
	Japanese corporate bonds	675,450	679,800	(4,350)
	Other	6,613,717	6,743,300	(129,582)

	Subtotal	18,226,657	18,404,900	(178,243)

Total		¥35,953,082	¥33,021,251	¥2,931,830

Note:	Net unrealized gains (losses) on other securities shown above include gains of ¥399 million for the fiscal year ended March 31, 2021 that are recognized in the earnings by applying fair value hedge accounting.

		Millions of yen
September 30, 2021		Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,506,394	¥1,114,906	¥2,391,488
	Bonds	4,639,715	4,611,515	28,200
	Japanese government bonds	2,085,197	2,084,764	433
	Japanese local government bonds	473,535	472,283	1,251
	Japanese corporate bonds	2,080,982	2,054,467	26,514
	Other	7,948,726	7,129,067	819,658

	Subtotal	16,094,836	12,855,489	3,239,347

Other securities with unrealized losses:	Stocks	107,646	134,674	(27,028)
	Bonds	12,402,399	12,418,886	(16,486)
	Japanese government bonds	11,360,850	11,373,063	(12,213)
	Japanese local government bonds	457,398	458,162	(763)
	Japanese corporate bonds	584,151	587,661	(3,509)
	Other	6,941,781	7,065,378	(123,597)

	Subtotal	19,451,827	19,618,940	(167,112)

Total		¥35,546,664	¥32,474,429	¥3,072,234

Note:	Net unrealized gains (losses) on other securities shown above include losses of ¥1,106 million for the six months ended September 30, 2021 that are recognized in the earnings by applying fair value hedge accounting.

3. Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose interim consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the interim consolidated balance sheet amount (consolidated balance sheet amount) and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2021 and for the six months ended September 30, 2021 were ¥8,480 million and ¥3,904 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.  Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2021

There are no corresponding transactions.

Six months ended September 30, 2021

There are no corresponding transactions.

2.   Other money held in trust (other than trading purpose and held to maturity)

	Millions of yen
March 31, 2021	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥309	¥309	—

	Millions of yen
September 30, 2021	Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥309	¥309	—

(Notes to net unrealized gains (losses) on other securities)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the interim consolidated balance sheet (consolidated balance sheet) is as shown below:

March 31, 2021	Millions of yen
Net unrealized gains (losses)	¥2,931,364
Other securities	2,931,364
Other money held in trust	—
(-) Deferred tax liabilities	747,355

Net unrealized gains (losses) on other securities (before following adjustments)	2,184,009

(-) Non-controlling interests	105,206
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	15,802

Net unrealized gains (losses) on other securities	¥2,094,605

Notes:	1.

Net unrealized gains of ¥399 million for the fiscal year ended March 31, 2021 recognized in the fiscal year’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.

	2.

Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is not recognized as consolidated balance sheet amount.

	3.	Non-controlling interests include equity acquired from non-controlling stockholders.

September 30, 2021	Millions of yen
Net unrealized gains (losses)	¥3,075,175
Other securities	3,075,175
Other money held in trust	—
(-) Deferred tax liabilities	793,733

Net unrealized gains (losses) on other securities (before following adjustments)	2,281,441

(-) Non-controlling interests	106,547
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	17,410

Net unrealized gains (losses) on other securities	¥2,192,305

Notes:	1.

Net unrealized losses of ¥1,106 million for the six months ended September 30, 2021 recognized in the period’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.

	2.

Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is not recognized as consolidated balance sheet amount.

	3.	Non-controlling interests include equity acquired from non-controlling stockholders.

(Notes to derivative transactions)

1. Derivative transactions to which the hedge accounting method is not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value, valuation gains (losses) and fair value calculation methodologies by type of derivative with respect to derivative transactions to which the hedge accounting method is not applied at March 31, 2021 and September 30, 2021. Contract amount does not indicate the market risk relating to derivative transactions.

(1)	Interest rate derivatives

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2021	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥17,270,061	¥6,611,011	¥(1,126)	¥(1,126)
Bought	8,617,990	5,912,395	726	726
Interest rate options:
Sold	5,924,592	3,182,912	(6,862)	(6,862)
Bought	180,429,787	69,190,643	30,995	30,995
Over-the-counter
Forward rate agreements:
Sold	55,761,372	5,980	12,420	12,420
Bought	54,471,354	1,560	(12,423)	(12,423)
Interest rate swaps:	468,245,252	356,060,418	236,177	236,177
Receivable fixed rate/payable floating rate	208,413,122	158,339,724	4,627,453	4,627,453
Receivable floating rate/payable fixed rate	204,100,529	153,091,311	(4,402,436)	(4,402,436)
Receivable floating rate/payable floating rate	55,641,657	44,546,438	(1,218)	(1,218)
Interest rate swaptions:
Sold	6,757,427	4,764,343	(84,446)	(84,446)
Bought	6,166,275	4,403,008	78,877	78,877
Caps:
Sold	64,606,743	36,017,193	(41,891)	(41,891)
Bought	13,510,015	11,219,847	11,642	11,642
Floors:
Sold	4,130,223	3,590,129	(19,012)	(19,012)
Bought	2,257,383	2,034,274	20,450	20,450
Other:
Sold	1,855,047	1,322,008	(6,649)	(6,649)
Bought	6,082,064	4,112,358	56,462	56,462

Total	/	/	¥275,340	¥275,340

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount			Valuation gains (losses)
September 30, 2021	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥15,658,278	¥7,268,383	¥(1,516)	¥(1,516)
Bought	4,490,642	2,094,946	1,080	1,080
Interest rate options:
Sold	9,433,838	5,239,260	(7,697)	(7,697)
Bought	203,744,091	89,006,581	34,144	34,144
Over-the-counter
Forward rate agreements:
Sold	18,274,976	—	1,212	1,212
Bought	18,506,667	—	(1,166)	(1,166)
Interest rate swaps:	472,091,687	337,637,311	252,948	252,948
Receivable fixed rate/payable floating rate	210,377,396	148,731,212	4,296,010	4,296,010
Receivable floating rate/payable fixed rate	208,564,655	145,117,199	(4,057,142)	(4,057,142)
Receivable floating rate/payable floating rate	53,045,576	43,686,540	3,148	3,148
Interest rate swaptions:
Sold	8,010,722	6,046,481	(21,193)	(21,193)
Bought	7,225,743	5,748,026	10,985	10,985
Caps:
Sold	73,591,968	44,650,464	(49,505)	(49,505)
Bought	14,171,452	10,968,143	13,052	13,052
Floors:
Sold	4,489,181	3,706,100	(16,999)	(16,999)
Bought	2,305,542	2,028,416	19,789	19,789
Other:
Sold	1,902,518	1,202,005	(6,468)	(6,468)
Bought	6,048,380	4,586,791	48,666	48,666

Total	/	/	¥277,334	¥277,334

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.

(2)	Currency derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2021	Total	Over 1 year
Listed
Currency futures:
Sold	¥1,812	¥—	¥93	¥93
Bought	6,256	—	0	0
Over-the-counter
Currency swaps	76,626,201	59,390,711	(78,194)	161,586
Currency swaptions:
Sold	70,002	70,002	117	117
Bought	520,389	501,768	(493)	(493)
Forward foreign exchange	77,285,120	13,081,964	134,477	134,477
Currency options:
Sold	2,842,651	1,350,141	(85,577)	(85,577)
Bought	2,507,220	1,123,003	82,620	82,620

Total	/	/	¥53,043	¥292,824

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2021	Total	Over 1 year
Listed
Currency futures:
Sold	¥963	¥—	¥(30)	¥(30)
Bought	9,275	—	0	0
Over-the-counter
Currency swaps	78,441,544	62,465,504	140,580	154,758
Currency swaptions:
Sold	51,514	51,514	19	19
Bought	514,835	469,441	(185)	(185)
Forward foreign exchange	82,582,492	14,913,686	28,115	28,115
Currency options:
Sold	2,795,764	1,273,937	(81,393)	(81,393)
Bought	2,506,032	1,053,283	74,052	74,052

Total	/	/	¥161,158	¥175,336

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.

(3)	Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2021	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥1,080,737	¥23,420	¥(9,528)	¥(9,528)
Bought	528,050	42,460	13,942	13,942
Equity price index options:
Sold	589,781	184,932	(69,039)	(69,039)
Bought	360,975	118,530	34,014	34,014
Over-the-counter
Equity options:
Sold	50,915	4,266	(5,977)	(5,977)
Bought	107,824	25,680	18,974	18,974
Equity index forward contracts:
Sold	—	—	—	—
Bought	3,574	—	98	98
Equity price index swaps:
Receivable equity index/payable short-term floating rate	7,520	1,550	(1,153)	(1,153)
Receivable short-term floating rate/payable equity index	272,916	136,390	12,625	12,625

Total	/	/	¥(6,043)	¥(6,043)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2021	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥823,366	¥38,228	¥12,065	¥12,065
Bought	445,949	3,175	(6,266)	(6,266)
Equity price index options:
Sold	777,398	261,687	(71,599)	(71,599)
Bought	496,849	186,433	38,135	38,135
Over-the-counter
Equity options:
Sold	68,613	11,143	(6,055)	(6,055)
Bought	160,506	58,396	22,013	22,013
Equity index forward contracts:
Sold	—	—	—	—
Bought	730	—	(14)	(14)
Equity price index swaps:
Receivable equity index/payable short-term floating rate	5,425	1,570	(397)	(397)
Receivable short-term floating rate/payable equity index	291,972	158,296	14,266	14,266

Total	/	/	¥2,147	¥2,147

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.

(4)	Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2021	Total	Over 1 year
Listed
Bond futures:
Sold	¥1,340,302	¥—	¥12,083	¥12,083
Bought	1,604,432	—	(11,546)	(11,546)
Bond futures options:
Sold	58,891	—	(44)	(44)
Bought	12,000	—	(7)	(7)
Over-the-counter
Bond forward contract:
Sold	103	—	3	3
Bought	—	—	—	—
Bond options:
Sold	78,088	—	(745)	(745)
Bought	148,258	10,521	760	760

Total	/	/	¥503	¥503

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2021	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,699,191	¥—	¥38,514	¥38,514
Bought	2,826,882	—	(38,294)	(38,294)
Bond futures options:
Sold	88,010	—	(197)	(197)
Bought	59,759	—	196	196
Over-the-counter
Bond options:
Sold	88,453	—	(388)	(388)
Bought	158,888	—	399	399

Total	/	/	¥230	¥230

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.

(5)	Commodity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2021	Total	Over 1 year
Listed
Commodity futures:
Sold	¥14,624	¥—	¥405	¥405
Bought	16,291	—	127	127
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	39,320	27,601	(3,463)	(3,463)
Receivable floating price/payable fixed price	36,039	25,820	5,466	5,466
Receivable floating price/payable floating price	904	882	(30)	(30)
Commodity options:
Sold	2,048	1,645	(546)	(546)
Bought	436	63	60	60

Total	/	/	¥2,019	¥2,019

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2021	Total	Over 1 year
Listed
Commodity futures:
Sold	¥14,619	¥—	¥204	¥204
Bought	15,035	—	409	409
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	35,501	25,056	(8,664)	(8,664)
Receivable floating price/payable fixed price	31,433	23,963	10,267	10,267
Receivable floating price/payable floating price	677	669	(35)	(35)
Commodity options:
Sold	2,805	1,704	(472)	(472)
Bought	1,152	51	9	9

Total	/	/	¥1,718	¥1,718

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2021	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,213,365	¥1,093,942	¥21,929	¥21,929
Bought	1,561,193	1,414,334	(27,645)	(27,645)

Total	/	/	¥(5,716)	¥(5,716)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2021	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,251,903	¥1,146,196	¥20,445	¥20,445
Bought	1,578,560	1,450,247	(24,577)	(24,577)

Total	/	/	¥(4,132)	¥(4,132)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

2. Derivative transactions to which the hedge accounting method is applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and fair value calculation methodologies by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method is applied at March 31, 2021 and September 30, 2021. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

March 31, 2021			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥7,580,404	¥4,439,058	¥1,403
	Bought		4,048,886	4,048,886	(498)
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		31,981,533	25,876,121	298,464
	Receivable floating rate/payable fixed rate		11,869,419	10,877,836	(132,770)
	Interest rate swaptions:
	Sold		153,886	153,886	11,270
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/payable fixed rate		567,041	511,375	(11,324)

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/payable fixed rate		62,100	51,380	(Note 2)

	Total		/	/	¥166,545

Notes:	1.	The Company applies deferred hedge accounting stipulated in JICPA Industry Committee Practical Guidelines No. 24.
2.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money that is subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the (Notes to financial instruments).

September 30, 2021			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥2,937,132	¥2,924,932	¥1,336
	Bought		559,750	—	6
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		31,479,690	24,989,368	274,105
	Receivable floating rate/payable fixed rate		14,307,470	13,177,988	(149,408)
	Interest rate swaptions:
	Sold		155,610	155,610	13,318
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/payable fixed rate		597,307	528,663	(9,540)

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/payable fixed rate		59,110	59,110	(Note 2)

	Total		/	/	¥129,818

Notes:	1.	The Company applies deferred hedge accounting stipulated in JICPA Industry Committee Practical Guidelines No. 24.
2.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money that is subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the (Notes to financial instruments).

(2) Currency derivatives

March 31, 2021			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥10,896,132	¥6,051,444	¥39,920
	Forward foreign exchange		39,074	3,859	334

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	219,977	205,644	2,214
	Forward foreign exchange		304	—	1

	Total		/	/	¥42,471

Note:	The Company applies deferred hedge accounting stipulated in JICPA Industry Committee Practical Guidelines No. 25.

September 30, 2021			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥10,403,103	¥6,187,140	¥(130,745)
	Forward foreign exchange		29,195	4,348	(801)

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	281,838	260,074	3,044
	Forward foreign exchange		1,248	—	(1)

	Total		/	/	¥(128,503)

Note:	The Company applies deferred hedge accounting stipulated in JICPA Industry Committee Practical Guidelines No. 25.

(3) Equity derivatives

March 31, 2021			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		¥21,077	¥—	¥690

Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		33,674	33,674	(2,689)

	Total		/	/	¥(1,999)

September 30, 2021			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		5,681	5,681	297

	Total		/	/	¥297

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2021

There is no significant information to be disclosed.

Six months ended September 30, 2021

There is no significant information to be disclosed.

(Notes to real estate for rent)

Fiscal year ended March 31, 2021

There is no significant information to be disclosed.

Six months ended September 30, 2021

There is no significant information to be disclosed.

(Revenue Recognition)

Information on breakdown of revenues from contracts with customers.

Six months ended September 30	Millions of yen
2021
Ordinary income	¥1,965,482
Fees and commissions	668,871
Deposits and loans	85,426
Remittances and transfers	72,224
Securities-related business	86,060
Agency	4,582
Safe deposits	2,020
Guarantees	39,605
Credit card business	159,753
Investment trusts	93,796
Others	125,401

Note:

Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on “Accounting Standard for Financial Instrument” (ASBJ Statement No. 10) is also included in the table above.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

The Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and the Company’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

The businesses operated by each business unit are as follows:

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized and small-to-medium-sized corporate customers

Retail Business Unit:	Business to deal with mainly domestic individual customers

Global Business Unit:	Business to deal with international (including Japanese) corporate customers

Global Markets Business Unit:	Business to deal with financial market

Head office account:	Business other than businesses above

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segments are the same as those described in “(Significant accounting policies for preparing interim consolidated financial statements).” In case several business units cooperate for transactions, profit and loss and expenses related to the transactions are recognized in the business units cooperating for the transactions and those amounts are calculated in accordance with internal managerial accounting policy.

The Company does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

Six months ended September 30, 2020	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥282,500	¥548,700	¥343,400	¥257,900	¥(55,129)	¥1,377,371
Expenses	(146,600)	(443,300)	(177,700)	(40,200)	(28,621)	(836,421)
Others	24,500	1,200	8,900	17,100	(41,477)	10,223

Consolidated net business profit	¥160,400	¥106,600	¥174,600	¥234,800	¥(125,226)	¥551,174

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

Six months ended September 30, 2021	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥329,500	¥568,100	¥394,500	¥250,900	¥(111,715)	¥1,431,285
Expenses	(148,900)	(464,900)	(213,900)	(43,000)	(5,234)	(875,934)
Others	30,300	800	25,100	17,600	(43,074)	30,726

Consolidated net business profit	¥210,900	¥104,000	¥205,700	¥225,500	¥(160,023)	¥586,077

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

4. Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on interim consolidated statements of income (adjustment of difference)

Six months ended September 30, 2020	Millions of yen
Consolidated net business profit	¥551,174
Other ordinary income (excluding equity in gains of affiliates)	70,399
Other ordinary expenses	(275,278)

Ordinary profit on interim consolidated statements of income	¥346,294

Note: Figures shown in the parenthesis represent the loss.

Six months ended September 30, 2021	Millions of yen
Consolidated net business profit	¥586,077
Other ordinary income (excluding equity in gains of affiliates)	124,760
Other ordinary expenses	(80,810)

Ordinary profit on interim consolidated statements of income	¥630,028

Note: Figures shown in the parenthesis represent the loss.

[Related information]

Six months ended September 30, 2020

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,269,688	¥273,108	¥151,043	¥255,601	¥1,949,441

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany and others; Asia and Oceania include China, Singapore, Indonesia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥875,014	¥498,787	¥21,554	¥31,172	¥1,426,529

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

Six months ended September 30, 2021

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,313,516	¥243,078	¥136,207	¥272,679	¥1,965,482

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany and others; Asia and Oceania include China, Singapore, Indonesia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥898,858	¥500,314	¥42,198	¥37,563	¥1,478,934

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

The Company does not allocate impairment loss for fixed assets to the reportable segment.

Impairment loss for the six months ended September 30, 2020 is ¥3,983 million.

Impairment loss for the six months ended September 30, 2021 is ¥3,265 million.

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Six months ended September 30, 2020	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥—	¥2,009	¥—	¥—	¥7,860	¥9,870
Unamortized balance	—	44,070	—	—	141,691	185,762

	Millions of yen
Six months ended September 30, 2021	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥316	¥2,009	¥—	¥—	¥6,347	¥8,674
Unamortized balance	5,070	40,050	—	—	94,547	139,668

[Information on gains on negative goodwill by reportable segment]

Six months ended September 30, 2020

There are no corresponding transactions.

Six months ended September 30, 2021

There are no corresponding transactions.

(Business Combinations)

There is no significant business combination to be disclosed.

(Per Share Data)

1. Net assets per share and the calculation method

	Millions of yen, except per share data and number of shares
	March 31, 2021	September 30, 2021
Net assets per share	¥8,629.73	¥8,972.80
[The calculation method]
Net assets	11,899,046	12,376,017
Amounts excluded from Net assets	72,627	75,864
Stock acquisition rights	1,791	1,498
Non-controlling interests	70,836	74,365

Net assets attributable to common stock at the end of the period	¥11,826,418	¥12,300,152

Number of common stock at the end of the period used for the calculation of Net assets per share (in thousands)	1,370,427	1,370,826

2. Earnings per share and Earnings per share (diluted) and each calculation method

	Millions of yen, except per share data and number of shares
Six months ended September 30	2020	2021
(i) Earnings per share	¥197.18	¥332.74
[The calculation method]
Profit attributable to owners of parent	270,130	456,068
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	270,130	456,068
Average number of common stock during the period (in thousands)	1,369,997	1,370,657
(ii) Earnings per share (diluted)	¥197.08	¥332.59
[The calculation method]
Adjustment for profit attributable to owners of parent	(0)	—
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(0)	—
Increase in the number of common stock (in thousands)	676	602
Stock acquisition rights (in thousands)	676	602
Outline of dilutive shares which were not included in the calculation of “Earnings Per Share (diluted)” because they do not have dilutive effect:	—	—

(Significant Subsequent Events)

Six months ended September 30, 2021

Repurchase and cancellation of own shares

On November 12, 2021, the board of directors of the Company resolved to repurchase its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1)	Reason for the Repurchase of Own Shares

The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.

(2)	Outline of the Repurchase
1)	Type of shares to be repurchased: Common stock
2)	Aggregate number of shares to be repurchased:

Up to 33,000,000 shares (Equivalent to 2.4% of the number of shares issued (excluding treasury stock))

3)	Aggregate amount to be repurchased: Up to JPY 100,000,000,000
4)	Repurchase period: From November 15, 2021 to November 11, 2022
5)	Repurchase method:

Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

(3)	Outline of the Cancellation
1)	Type of shares to be cancelled: Common stock
2)	Number of shares to be cancelled: All of the shares repurchased as stated in 2 above
3)	Scheduled cancellation date: December 20, 2022

(Others)

Not applicable.

(Non-consolidated financial statements)

1. Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
	March 31, 2021	September 30, 2021	September 30, 2021
Assets:
Current assets
Cash and due from banks	¥221,992	¥185,130	$1,654
Current portion of long-term loans receivables from subsidiaries and affiliates	741,493	869,755	7,769
Other current assets	139,243	93,390	834

Total current assets	1,102,729	1,148,276	10,257

Fixed assets
Tangible fixed assets	70,815	71,727	641
Intangible fixed assets	474	2,378	21
Investments and other assets	13,851,362	14,115,198	126,085
Investments in subsidiaries and affiliates	6,393,634	6,395,009	57,124
Long-term loans receivable from subsidiaries and affiliates	7,454,394	7,716,314	68,926
Other investments and other assets	3,333	3,874	35

Total fixed assets	13,922,653	14,189,305	126,747

Total assets	¥15,025,382	¥15,337,581	$137,004

Liabilities:
Current liabilities
Short-term borrowings	¥1,278,030	¥1,278,030	$11,416
Income taxes payable	12	20,666	185
Reserve for employee bonuses	747	744	7
Reserve for executive bonuses	569	—	—
Current portion of bonds	730,422	858,560	7,669
Current portion of long-term borrowings	11,071	11,195	100
Other current liabilities	64,703	53,951	482

Total current liabilities	2,085,555	2,223,147	19,858

Fixed liabilities
Bonds	6,718,181	6,963,337	62,200
Long-term borrowings	237,989	254,571	2,274

Total fixed liabilities	6,956,170	7,217,909	64,474

Total liabilities	9,041,726	9,441,057	84,333

Net assets:
Stockholders’ equity
Capital stock	2,341,274	2,341,878	20,919
Capital surplus
Capital reserve	1,562,751	1,563,355	13,965

Total capital surplus	1,562,751	1,563,355	13,965

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	272
Retained earnings brought forward	2,061,118	1,972,781	17,622

Total retained earnings	2,091,538	2,003,201	17,894

Treasury stock	(13,698)	(13,409)	(120)

Total stockholders’ equity	5,981,865	5,895,025	52,658

Stock acquisition rights	1,791	1,498	13

Total net assets	5,983,656	5,896,524	52,671

Total liabilities and net assets	¥15,025,382	¥15,337,581	$137,004

2. Non-consolidated statements of income

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2020	2021	2021
Operating income:
Dividends on investments in subsidiaries and affiliates	¥76,326	¥51,633	$461
Fees and commissions received from subsidiaries and affiliates	4,541	4,952	44
Interests on loans receivable from subsidiaries and affiliates	84,253	87,131	778

Total operating income	165,121	143,717	1,284

Operating expenses:
General and administrative expenses	14,028	15,715	140
Interest on bonds	78,681	81,816	731
Interest on long-term borrowings	2,387	2,302	21

Total operating expenses	95,096	99,834	892

Operating profit	70,024	43,883	392

Non-operating income	345	68	1
Non-operating expenses	4,970	5,642	50

Ordinary profit	65,399	38,309	342

Income before income taxes	65,399	38,309	342

Income taxes-current	(2,110)	(3,628)	(32)
Income taxes-deferred	166	51	0

Income taxes	(1,944)	(3,576)	(32)

Net income	¥67,343	¥41,886	$374

3. Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2020					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,339,964	¥1,561,442	¥—	¥1,561,442	¥30,420	¥2,046,360	¥2,076,780
Changes in the period:
Issuance of new stock	1,309	1,308		1,308
Cash dividends						(136,952)	(136,952)
Net income						67,343	67,343
Purchase of treasury stock
Disposal of treasury stock			(50)	(50)
Transfer from retained earnings to capital surplus			50	50		(50)	(50)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,309	1,308	—	1,308	—	(69,658)	(69,658)

Balance at the end of the period	¥2,341,274	¥1,562,751	¥—	¥1,562,751	¥30,420	¥1,976,701	¥2,007,121

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2020	Treasury stock	Total
Balance at the beginning of the period	¥(13,983)	¥5,964,203	¥2,064	¥5,966,267
Changes in the period:
Issuance of new stock		2,618		2,618
Cash dividends		(136,952)		(136,952)
Net income		67,343		67,343
Purchase of treasury stock	(21)	(21)		(21)
Disposal of treasury stock	311	261		261
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the period			(255)	(255)

Net changes in the period	290	(66,749)	(255)	(67,005)

Balance at the end of the period	¥(13,693)	¥5,897,453	¥1,808	¥5,899,262

(Continued)

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2021					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,341,274	¥1,562,751	¥—	¥1,562,751	¥30,420	¥2,061,118	¥2,091,538
Changes in the period:
Issuance of new stock	603	603		603
Cash dividends						(130,190)	(130,190)
Net income						41,886	41,886
Purchase of treasury stock
Disposal of treasury stock			(32)	(32)
Transfer from retained earnings to capital surplus			32	32		(32)	(32)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	603	603	—	603	—	(88,336)	(88,336)

Balance at the end of the period	¥2,341,878	¥1,563,355	¥—	¥1,563,355	¥30,420	¥1,972,781	¥2,003,201

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2021	Treasury stock	Total
Balance at the beginning of the period	¥(13,698)	¥5,981,865	¥1,791	¥5,983,656
Changes in the period:
Issuance of new stock		1,207		1,207
Cash dividends		(130,190)		(130,190)
Net income		41,886		41,886
Purchase of treasury stock	(37)	(37)		(37)
Disposal of treasury stock	327	295		295
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the period			(292)	(292)

Net changes in the period	289	(86,839)	(292)	(87,132)

Balance at the end of the period	¥(13,409)	¥5,895,025	¥1,498	¥5,896,524

(Continued)

	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2021					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	$20,914	$13,959	$—	$13,959	$272	$18,411	$18,683
Changes in the period:
Issuance of new stock	5	5		5
Cash dividends						(1,163)	(1,163)
Net income						374	374
Purchase of treasury stock
Disposal of treasury stock			(0)	(0)
Transfer from retained earnings to capital surplus			0	0		(0)	(0)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	5	5	—	5	—	(789)	(789)

Balance at the end of the period	$20,919	$13,965	$—	$13,965	$272	$17,622	$17,894

	Millions of U. S. dollars
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2021	Treasury stock	Total
Balance at the beginning of the period	$(122)	$53,433	$16	$53,449
Changes in the period:
Issuance of new stock		11		11
Cash dividends		(1,163)		(1,163)
Net income		374		374
Purchase of treasury stock	(0)	(0)		(0)
Disposal of treasury stock	3	3		3
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the period			(3)	(3)

Net changes in the period	3	(776)	(3)	(778)

Balance at the end of the period	$(120)	$52,658	$13	$52,671